Exhibit 77-99C


77. C.

a. Special meeting of stockholders held November 24, 2009.

b. Approval of an Agreement and Plan of Reorganization providing for the transfer of all the assets of the Registrant to the W. P. Stewart & Co. Growth Fund (the "Acquiring Fund"), a newly created series of Investment Managers Series Trust in exchange for (a) the Acquiring Fund's shares which would be distributed to the Registrant's stockholders in complete liquidation of the Registrant and (b) the Acquiring Fund's assumption of all liabilities of the Registrant.

Affirmative votes:  112,689
Negative votes:              641